# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Antalpha Platform Holding Co, CIK 0002044255
CUSIP: G0395R106
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: 7 TEMASEK BOULEVARD, #31-02, SUNTEC TOWER ONE, Singapore, Singapore (U0), 038987
Date of event which requires filing of this statement: 05/15/2025
Filed by CIK 0002025889
Persons authorized to receive notices and communications: Tether Global Investments Fund, Final Av. La Revolucion, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, San Salvador, El Salvador (H3), 00000, 4420 4621 1793; Daniel Woodard, McDermott Will & Schulte LLP, One Vanderbilt Avenue, New York, New York (NY), 10017, (212) 547-5400

## Reporting persons
- Tether Global Investments Fund, S.I.C.A.F., S.A. (CIK 0002025889): type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,950,000; sole dispositive power 0; shared dispositive power 1,950,000; aggregate amount beneficially owned 1,950,000 (8.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 1,950,000 Class A Ordinary Shares, par value $0.001 per share ("Ordinary Shares") of Antalpha Platform Holding Company (the "Issuer") held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A.
  
  Note in relation to Item 13: This percentage is calculated based upon 23,677,500 Ordinary Shares outstanding upon completion of the Issuer's initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 15, 2025.
- Tether Investments, S.A. de C.V.: type of reporting person: corporation (CO); citizenship or place of organization: El Salvador (H3); source of funds: working capital (WC); sole voting power 0; shared voting power 1,950,000; sole dispositive power 0; shared dispositive power 1,950,000; aggregate amount beneficially owned 1,950,000 (8.2% of the class)
  Comment: Note in relation to Item 13: This percentage is calculated based upon 23,677,500 Ordinary Shares outstanding upon completion of the Issuer's initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 15, 2025.
- Giancarlo Devasini (CIK 0002050373): type of reporting person: individual (IN); citizenship or place of organization: Italy (L6); source of funds: working capital (WC); sole voting power 0; shared voting power 1,950,000; sole dispositive power 0; shared dispositive power 1,950,000; aggregate amount beneficially owned 1,950,000 (8.2% of the class)
  Comment: Note in relation to Items 8, 10 and 11: Includes 1,950,000 Ordinary Shares held by Tether Investments, S.A. de C.V., a controlled subsidiary of Tether Global Investments Fund, S.I.C.A.F., S.A. Mr. Devasini has a greater than 50% voting interest in Tether Global Investments Fund, S.I.C.A.F., S.A. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person's pecuniary interest.
  
  Note in relation to Item 13: This percentage is calculated based upon 23,677,500 Ordinary Shares outstanding upon completion of the Issuer's initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 15, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares
Name of issuer: Antalpha Platform Holding Co
Address of issuer's principal executive offices: 7 TEMASEK BOULEVARD, #31-02, SUNTEC TOWER ONE, Singapore, Singapore (U0), 038987
Comment: This statement on Schedule 13D relates to the Class A Ordinary Shares, par value $0.001 per share ("Ordinary Shares") of Antalpha Platform Holding Company, a company incorporated in the Cayman Islands (the "Issuer"). The Ordinary Shares are listed on the Nasdaq Stock Market under the ticker symbol "ANTA".

## Item 2. Identity and Background
Name of person filing: This statement is being filed by Tether Global Investments Fund, S.I.C.A.F., S.A., an El Salvador entity, Tether Investments, S.A. de C.V. , an El Salvador entity, and Giancarlo Devasini (collectively, the "Reporting Persons"). Certain information regarding Tether Global Investments Fund, S.I.C.A.F., S.A., Tether Investments, S.A. de C.V. and their respective executive officers and directors is set forth on Schedule A attached hereto.
Residence or business address: The principal business address of the Reporting Persons is Final Av. La Revolucion, Colonia San Benito, Edif. Centro, Corporativo Presidente Plaza, Nivel 12, Oficina 2, Distrito de San Salvador, Municipio de San Salvador Centro, Republica de El Salvador.
Present principal occupation or employment: The principal business of Tether Investments, S.A. de C.V. is primarily to make strategic investments in emerging technologies, such as artificial intelligence and peer-to-peer platforms, sustainable Bitcoin mining operations, and digital education initiatives. Tether Investments, S.A. de C.V. is also involved in funding and supporting projects that enhance financial inclusion and build resilient financial infrastructure worldwide. Tether Global Investments Fund, S.I.C.A.F., S.A. is the holding company for the Tether Group. The principal occupation of Giancarlo Devasini is to serve as a director of Tether Global Investments Fund, S.I.C.A.F., S.A.
Criminal convictions in the last five years: None.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: See Item 6 of the respective cover page of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Persons used cash from working capital as consideration for the Ordinary Shares.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Item 3 and Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

On May 13, 2025, the Reporting Persons acquired 1,950,000 Ordinary Shares offered in the Issuer's initial public offering at the initial offering price (the "IPO Allocation").

Subject to applicable securities laws and regulations, market conditions and other factors, the Reporting Persons may, from time to time, acquire additional Ordinary Shares, and/or retain and/or sell all or a portion of the Ordinary Shares beneficially owned by the Reporting Persons from time to time in open market transactions pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to registered secondary offerings or transactions exempt from the registration requirements of the Securities Act, in privately negotiated transactions or otherwise, including pursuant to Rule 10b5-1 plans, for liquidity, asset diversification, tax and estate planning and charitable giving purposes. The Reporting Persons may modify their current plans depending on the reporting persons' evaluation of various factors, including the Issuer's business prospects and financial position, other developments concerning the Issuer, the price level of the Ordinary Shares, conditions in the securities markets and general economic and industry conditions and other factors deemed relevant by the reporting persons. Furthermore, the Reporting Persons continue to reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Persons beneficially own an aggregate of 1,950,000 Ordinary Shares, representing 8.2% of the outstanding Ordinary Shares. This percentage is calculated based upon 23,677,500 Ordinary Shares outstanding upon completion of the Issuer's initial public offering, as reported in the Issuer's prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b)(4) on May 15, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has shared voting and dispositive power with respect to the beneficially owned 1,950,000 Ordinary Shares.
Transactions in the class effected during the past sixty days: Other than the IPO Allocation, the Reporting Persons have not purchased Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Schedule A - Executive Officers and Directors
Exhibit 1 - Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

## Signatures
- Tether Global Investments Fund, S.I.C.A.F., S.A.: /s/ Omar Rossi, Omar Rossi, Sole Administrator (04/20/2026)
- Tether Investments, S.A. de C.V.: /s/ Giancarlo Devasini, Giancarlo Devasini, Sole Administrator (04/20/2026)
- Giancarlo Devasini: /s/ Giancarlo Devasini, Giancarlo Devasini, individually (04/20/2026)